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                                                                   EXHIBIT 3.2.3

                            FIRST AMENDMENT TO BYLAWS
                                       OF
                            UNITIVE ELECTRONICS, INC.

                             Adopted April 20, 1998
                             Effective May 28, 1998

      1. Section 3.3 of the Bylaws of the Corporation, as adopted March 11, 1998, is hereby deleted in its entirety, and a new Section 3.3 is adopted, which reads as follows:

            "Section 3.3 Election of Directors. Except as provided in Section 3.5, directors shall be elected at the annual meeting of shareholders. Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors. Except as provided in the Articles of Incorporation or required by applicable law, shareholders have no right to cumulate their votes for directors.

            Notwithstanding anything to the contrary contained in these Bylaws, in voting for directors the shareholders shall cast their votes in the manner provided in Section 2.1 of that certain Investor Rights Agreement among the Corporation and all of its shareholders, dated May 28, 1998, as the same may be amended from time-to-time."

      2. Except as specifically amended hereby, the Bylaws of the Corporation, as adopted March 11, 1998, shall remain in full force and effect.

                                       UNITIVE ELECTRONICS, INC.

                                       By: _______________________________
[Corporate Seal]                           Glenn A. Rinne, Secretary